NEPTUNE
MARINE

082-34919



06016885

31 August 2006



SEC MAIL RECEIVED PROCESSING
SEP 15 2006
WASH, D.C.
213
SECTION

US Securities and Exchange Commission
Attention: Filing Desk
100 F Street, N.E.
Washington DC 20549
USA

Dear Filing

NEPTUNE MARINE SERVICES LIMITED ASX ANNOUNCEMENTS

Please find attached August 2006 ASX announcements for Neptune Marine Services Limited. These documents relate to a submission by Neptune under Rule 12g3-2(b).

Yours sincerely
NEPTUNE MARINE SERVICES LTD

Christian Lange
Managing Director

NEPTUNE MARINE SERVICES LIMITED ACN 105 665 843

[illegible] 6 140 St Georges Terrace, Perth, WA, 6000 **ph:** +(618) 9226 5722 **fax:** +(618) 9226 0354 www.neptuneunderwaterwelding.com.au

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Neptune Marine Services Limited
ABN	76 105 665 843

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Agostini
Date of last notice	4 May 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	9 August 2006
No. of securities held prior to change	6,000 ordinary fully paid shares; 200,000 options exercisable at 57 cents each on or before 28 February 2011.
Class	Ordinary fully paid shares
Number acquired	9,375
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,000

+ See chapter 19 for defined terms.

No. of securities held after change	**15,375 ordinary fully paid shares;** **200,000 options exercisable at 57 cents each on or before 28 February 2011.**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Participation in Share Purchase Plan.**

Part 2 – Change of director's interests in contracts

Detail of contract	**Not Applicable**
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.